UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 23 January 2026

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 23 January 2026 — Publication of a Supplementary Prospectus

Exhibit 99.1

23 January 2026

National Grid plc / National Grid Electricity Transmission plc

Publication of a Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

The Supplementary Prospectus dated 23 January 2026 (the "Supplementary Prospectus") supplementing the prospectus dated 19 August 2025 (the "Prospectus") for the National Grid plc and National Grid Electricity Transmission plc Euro 20,000,000,000 Euro Medium Term Note Programme.

The Supplementary Prospectus should be read and construed in conjunction with the Prospectus.

To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2048Q_1-2026-1-23.pdf

A copy of the Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

For further information, please contact:

Kwok Liu	+44 (0) 7900 405 729 (m)
Deputy Treasurer, Funding & Investment National Grid plc

Ben Davis	+44 (0) 7971 539999
Senior Manager, Media & PR National Grid plc

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 23 January 2026